June 29, 2018

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Financial Report on Form 40-F for the year ended March 31, 2018 of CAE Inc. of our report dated May 25, 2018, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in the Exhibit incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form S-8

(No. 333-97185, 333-155366 and 333-213708) of CAE Inc. of our report dated May 25, 2018 referred to above.1

1 CPA auditor, CA, public accountancy permit No. A119714

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.

1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1 T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.